EXHIBIT 99.1

eWorldMedia, Inc. Completes Reverse Acquisition of Tropical Leisure
Resorts, Inc.

Wednesday January 08, 2:31 pm ET

NEWPORT BEACH, Calif., Jan. 8/PRNewswire-First Call/--eWorldMedia Holdings, Inc. (OTC Bulletin Board: EWMD), formerly Tropical Leisure Resorts, Inc., announced today the closing of the reverse acquisition by eWorldMedia, Inc. ("eWorldMedia") Shareholders of eWorldMedia exchanged approximately 82% of the outstanding stock for approximately 80% of the shares of the public company. In addition, management of the public company was also changed to persons designated by eWorldMedia who are also officers and directors of eWorldMedia.

About Tropical Leisure Resorts, Inc.

Tropical Leisure Resorts, Inc. had been an inactive shell company since approximately 1991. It had no business operations and no source of revenues. With the closing of the acquisition of eWorldMedia, the consolidated operations of the public company will now include the present operations of eWorldMedia.

About eWorldMedia

eWorldMedia was organized on December 7, 2001, to market and distribute products and services for Internet advertising. The company offers Internet-based business solutions to retail merchants and service-oriented professionals as well as individuals participating currently or interested in starting a home-based business. The core product offered by eWorldMedia is TV commercial-quality e-mail advertising.

eWorldMedia's technology allows a user to create 20-40 second TV-like commercial messages and broadcast them to as many recipients as the sender chooses. The commercials are delivered as standard email messages with no attachments, substantially eliminating any concerns regarding viruses, downloads, or bandwidth. They can be sent to either the client's own e-mail database or sent to an opt-in database. The commercial messages open and run immediately, even on slow modems. When the customer or prospect clicks on the email message, their computer screen immediately comes alive with sound, music, photographs, streaming video, animation and graphics. The quality high-impact multi-media commercial messages are believed to be equivalent to those currently seen on television.

eWorldMedia offers this unique "rich-media" advertising system where the client can log into their password-protected web site (back office) and create the TV-like commercials in a matter of a couple of minutes. There are a series of customizable commercial templates for the clients to select from and they can create and save as many commercials as they like. The email commercial campaigns are stored and various results are tracked through their user-friendly web site (back office).

In response to the closing, Ronald C. Touchard, president of eWorldMedia, and the new president and CEO of the public company, stated, "I'm excited with this next step in the progress of the company. With this initial step into the public market behind us, we will now move forward to implement our game plan to grow the company."

This press release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning the company's expected financial performance, as well as its strategic and operational plans. Actual results may differ materially from the forward-looking statements due to certain risks, including among others: general economic conditions, including business conditions in the specific markets for the company's products; the difficulty of keeping expense growth at modest levels while increasing revenues; increased competition; lack of success in timely development, production, and acceptance of new products; the failure to reduce costs or improve operating efficiencies; the challenges of achieving anticipated synergies in acquisitions; and the ability to attract, hire and retain key employees. All information set forth in this release is made as of January 7, 2003, and the company undertakes no duty to update this information.